By EDGAR

August 1, 2007

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Ms. Tia Jenkins

Re:	Allscripts Healthcare Solutions, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 000-32085

Dear Ms. Jenkins:

In response to your letter dated July 20, 2007 (the “Comment Letter”), we are transmitting via EDGAR this letter in response to the Staff’s comments regarding our Form 10-K for the fiscal year ended December 31, 2006 (the “Form 10-K”). As requested, the information contained herein is being furnished by Allscripts Healthcare Solutions, Inc. (“Allscripts” or the “Company”) on a supplemental basis and is numbered to correspond to the Staff’s comments. For the convenience of the Staff, each comment from the Comment Letter is restated in bold prior to the response to such comment. In accordance with your instructions, and as set forth in the responses below, the Company will include, where appropriate, revisions to the disclosures in future filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Our responses to the Staff’s comments set forth in the Comment Letter are as follows:

Item 8. Financial Statements and Supplementary Data, page 47

Note 3—Business Combinations, page 62

1. We note that in connection with the March 2006 acquisition of A4 Health Systems, Inc., you determined that you will generate adequate taxable income for the foreseeable future to realize your deferred tax assets, resulting in the reversal of $61.3 million of previously recorded valuation allowances against these deferred tax assets. Please tell us how you determined that the reversal of the valuation allowances should recorded as an adjustment to goodwill rather than as a tax benefit in accordance with SFAS 109. We note that since the previously reserved deferred tax assets were not related to the A4 acquisition, it would appear that paragraph 30 of SFAS 109 would not be applicable to the reversal of the valuation allowances against those deferred tax assets.

Company Response

Allscripts reversed approximately $61.3 million in a previously recorded deferred tax asset valuation allowance in 2006, as disclosed in note 8 to the Company’s 2006 financial statements contained in the Company’s Form 10-K. The reversal of the valuation allowance was recorded as a reduction of goodwill as part of Allscripts’ purchase of A4 Health Systems, Inc. (“A4”) in March 2006.

Allscripts evaluated the impact of the A4 acquisition on the Company’s previously existing deferred tax assets, as A4 would be integrated into the historical Allscripts business through shared services and cross-selling. The modeling of pre-tax and taxable income for the combined company indicated that $61.3 million of the net deferred tax assets previously reserved for through a valuation allowance would be utilized by the combined company before statutory expiration.

Allscripts evaluated these circumstances in light of SFAS 109. Paragraph 26 of this standard states “The effect of a change in the beginning-of-the-year balance of a valuation allowance that results from a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset in future years ordinarily shall be included in income from continuing operations”. However, there is an exception to this general rule. In the “Basis for Conclusions” section of the standard, paragraph 135 states “The tax law may permit operating loss or tax credit carryforwards of the acquiring or the acquired enterprise to reduce future taxable income or taxes payable attributable to the other enterprise if consolidated tax returns are filed subsequent to the acquisition. In those circumstances, the Board decided that any tax benefits recognizable by either enterprise as a result of the business combination should be included in accounting for the business combination. Goodwill is reduced, thereby reducing the annual charge to income for amortization of goodwill in subsequent years”. These concepts are repeated in paragraph 266 of SFAS 109 as well. Allscripts has determined that the combined company will file consolidated returns in future years that will, more likely than not, result in the realization of all of the previously reserved tax assets of the combined company. Accordingly, the previously established valuation reserve was reversed through purchase accounting as a reduction in goodwill, rather than as a benefit to continuing operations in the period.

Allscripts also applied the provisions of paragraph 38 of SFAS Statement 141 to the acquisition of A4. As of the acquisition date, additional deferred tax assets were recorded by the Company in accordance with paragraph 30 of SFAS Statement 109. Allscripts recorded an amount as a deferred tax asset based on the differences between the assigned values and the tax bases of the assets and liabilities of A4.

2. We note your disclosure that the Company obtained a third party valuation of certain intangible assets. Since reference is made to the use of a valuation, the expert that prepared the valuation should be named, and the consent of the expert should be filed as an exhibit. Alternatively, you may elect to revise your disclosures to eliminate all references to the use of experts and/or third party valuations. Please advise and revise accordingly.

Company Response

Allscripts will eliminate all references to the use of experts and/or third party valuations in connection with the valuation of certain intangible assets acquired in the A4 transaction in its future Exchange Act filings, including its Form 10-Q for the quarter ended June 30, 2007.

*     *     *     *

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses, need further supplemental information, or would like to discuss any of the matters covered by this letter, please do not hesitate to contact me at (312) 506-1211.

Very truly yours,

Allscripts Healthcare Solutions, Inc.

By:	/s/ William J. Davis
Name:	William J. Davis
Title:	Chief Financial Officer